Exhibit 99.1

CIBC announces fourth quarter and fiscal 2025 results

CIBC’s 2025 audited annual consolidated financial statements and accompanying management’s discussion and analysis (MD&A) will be available today at www.cibc.com, along with the supplementary financial information and supplementary regulatory capital reports which include fourth quarter financial information. Our 2025 Annual Report is available on SEDAR+ at www.sedarplus.com. All amounts are expressed in Canadian dollars, unless otherwise indicated.

Toronto, ON – December 4, 2025 – CIBC (TSX: CM) (NYSE: CM) today announced its results for the fourth quarter and fiscal year ended October 31, 2025.

“We delivered record financial performance in 2025 through the consistent execution of our client-focused strategy, driving high-quality earnings growth and delivering top-tier returns for our shareholders,” said Harry Culham, CIBC President and Chief Executive Officer. “In a dynamic operating environment, our proactive and disciplined approach to managing our business, our resilient capital position and our deep client relationships supported robust growth while maintaining strong credit quality.

Thanks to our CIBC team, in 2025 we continued our strong net client growth, improved our excellent client experience scores and furthered our connected culture across our bank to create value for all our stakeholders. We enter the new fiscal year with continuity in our strategy and a shared vision for accelerating its execution by sharpening client focus and connectivity, driving efficiencies through modernization and elevating our emphasis on human capital. Our CIBC team remains committed to our purpose to help make your ambition a reality as we serve our clients, support our community and build on the clear momentum we’ve established at CIBC,” added Mr. Culham.

 Fourth quarter highlights

	Q4/25	Q4/24	Q3/25	YoY Variance	QoQ Variance

Revenue	$7,576 million	$6,617 million	$7,254 million	+14%	+4%

Reported Net Income	$2,180 million	$1,882 million	$2,096 million	+16%	+4%

Adjusted Net Income (1)	$2,188 million	$1,889 million	$2,104 million	+16%	+4%

Adjusted pre-provision, pre-tax earnings (1)	$3,408 million	$2,835 million	$3,289 million	+20%	+4%

Reported Diluted Earnings Per Share (EPS)	$2.20	$1.90	$2.15	+16%	+2%

Adjusted Diluted EPS (1)	$2.21	$1.91	$2.16	+16%	+2%

Reported Return on Common Shareholders’ Equity (ROE) (2)	14.1%	13.3%	14.2%

Adjusted ROE (1)	14.1%	13.4%	14.2%

Net interest margin on average interest-earnings assets (2)(3)	1.59%	1.50%	1.58%

Net interest margin on average interest-earnings assets (excluding trading) (2)(3)	2.00%	1.86%	1.94%

Common Equity Tier 1 (CET1) Ratio (4)	13.3%	13.3%	13.4%

CIBC’s results for the fourth quarter of 2025 were affected by the following item of note aggregating to a negative impact of $0.01 per share:

●	$11 million ($8 million after-tax) amortization and impairment of acquisition-related intangible assets.

For the year ended October 31, 2025, CIBC reported net income of $8.5 billion and adjusted net income(1) of $8.5 billion, compared with reported net income of $7.2 billion and adjusted net income(1) of $7.3 billion for 2024, and adjusted pre-provision, pre-tax earnings(1) of $13.3 billion, compared with $11.3 billion for 2024.

(1)

This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section, including the quantitative reconciliations of reported GAAP measures to: adjusted non-interest expenses and adjusted net income on pages 14 to 18; and adjusted pre-provision, pre-tax earnings on page 19.

(2)	For additional information on the composition of these specified financial measures, see the “Fourth quarter financial highlights” section.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)

Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline, which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” section of our 2025 Annual Report available on SEDAR+ at www.sedarplus.com.

Core business performance

F2025 Financial Highlights

(C$ million)	F2025	F2024	YoY Variance

Canadian Personal and Business Banking (1)

Reported Net Income	$3,107	$2,905	up 7%

Adjusted Net Income (2)	$3,127	$2,924	up 7%

Pre-provision, pre-tax earnings (2)	$5,964	$5,236	up 14%

Adjusted pre-provision, pre-tax earnings (2)	$5,991	$5,262	up 14%

Canadian Commercial Banking and Wealth Management (1)

Reported Net Income	$2,341	$2,063	up 13%

Adjusted Net Income (2)	$2,341	$2,063	up 13%

Pre-provision, pre-tax earnings (2)	$3,380	$2,952	up 14%

Adjusted pre-provision, pre-tax earnings (2)	$3,380	$2,952	up 14%

U.S. Commercial Banking and Wealth Management (1)

Reported Net Income	$958	$500	up 92%

Adjusted Net Income (2)	$971	$599	up 62%

Pre-provision, pre-tax earnings (2)	$1,355	$1,102	up 23%

Adjusted pre-provision, pre-tax earnings (2)	$1,373	$1,235	up 11%

Capital Markets (1)

Reported Net Income	$2,273	$1,629	up 40%

Adjusted Net Income (2)	$2,273	$1,629	up 40%

Pre-provision, pre-tax earnings (2)	$3,293	$2,321	up 42%

Adjusted pre-provision, pre-tax earnings (2)	$3,293	$2,321	up 42%

Strong fundamentals

While investing in core businesses, CIBC has continued to strengthen key fundamentals. In 2025, CIBC maintained its capital strength and sound risk management practices:

●	Capital ratios were strong, with a CET1 ratio(3) of 13.3% as noted above, and Tier 1(3) and Total capital ratios(3) of 15.1% and 17.4%, respectively, at October 31, 2025;
●	Market risk, as measured by average Value-at-Risk, was $11.4 million in 2025 compared with $11.0 million in 2024;
●	We continued to have solid credit performance, with a loan loss ratio(4) of 33 basis points compared with 32 basis points in 2024;
●	Liquidity Coverage Ratio (LCR)(3) was 132% for the three months ended October 31, 2025; and
●	Leverage Ratio(3) was 4.3% at October 31, 2025.

CIBC announced an increase in its quarterly common share dividend from $0.97 per share to $1.07 per share for the quarter ending January 31, 2026.

Credit quality

Provision for credit losses was $605 million for the fourth quarter, up $186 million or 44% from the same quarter last year. Provision for credit losses on performing loans was up due to an unfavourable change in the economic outlook in Canada and unfavourable credit migration in the current quarter and favourable model parameter updates in the same quarter last year. Offsetting these increases, the same quarter last year included an unfavourable change in economic outlook in the U.S. compared to a favourable change in the current quarter. Provision for credit losses on impaired loans was up due to higher provisions in all strategic business units (SBUs), except U.S. Commercial Banking and Wealth Management.

(1)	Certain prior year information has been restated. For additional information, see the “External reporting changes” section of our 2025 Annual Report, available on SEDAR+ at www.sedarplus.com.
(2)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.
(3)

Our capital ratios are calculated pursuant to OSFI’s CAR Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and the LCR is calculated pursuant to OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, all of which are based on BCBS standards. For additional information, see the “Capital management” and “Liquidity risk” sections of our 2025 Annual Report available on SEDAR+ at www.sedarplus.com.

(4)	For additional information on the composition of these specified financial measures, see the “Fourth quarter financial highlights” section.

CIBC Fourth Quarter 2025 News Release	2

Key highlights across our bank in 2025 included:

●

Achieved record-high net promoter scores for Personal Banking and Imperial Service and maintained strong net promoter scores in Commercial Banking, Private Banking and Wood Gundy, reflecting the confidence, loyalty and satisfaction that sets us apart as a trusted partner for our clients.

●	Launched a new, innovative, no annual fee CIBC Adapta Mastercard that automatically adapts to spending practices and rewards more for everyday purchases.
●

Established a new tiered Smart Account, which offers clients up to three accounts with unlimited transactions, enhanced benefits and rewards, and automatic tier upgrades as they deepen their relationship with CIBC.

●	Launched Real-Time Experience (CIBC CRTeX), an AI-enabled client personalization and engagement engine to further our industry-leading digital capabilities and enhance banking experiences.
●	Achieved strong year-over-year growth in commercial loans and deposits through proactive engagement and tailored solutions.
●

Continued delivering industry-leading advice and capital markets solutions by expanding our capabilities and expertise, securing a market share of 14.2% among Strategic and Focus clients in Canada, while maintaining leading growth, productivity, efficiency, and returns versus peers.

●	First major Canadian bank to sign the Government of Canada’s Voluntary Code of Conduct on the Responsible Development and Management of Advanced Generative AI Systems
●

Recognized by Global Finance for the third consecutive year as the Best Investment Bank in Canada and for our leadership in environmental and social sustainability financing, receiving three sustainable finance awards from Global Finance, including Best Sustainable Finance Bank in Canada.

●	Ranked #6 Registered Investment Advisor in Barron’s Top 100 RIA Firms list; remaining in the top 10 for the sixth consecutive year.

Making a difference in our communities

At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:

●

The 34th annual Canadian Cancer Society CIBC Run for the Cure took place bringing together 60,000 participants and volunteers, including more than 14,000 Team CIBC members at more than 50 sites across Canada. This year, over $18 million was raised, with Team CIBC contributing $3.1 million.

●

To support hurricane relief efforts in Jamaica and other Caribbean islands impacted by Hurricane Melissa, CIBC committed $100,000 to the CIBC Caribbean ComTrust Foundation and launched a relief fund for CIBC team members, clients and the public to add their support.

●

CIBC donated US$25,000 to Chicago White Sox Charities in support of Childhood Cancer Awareness Day, presented by CIBC. In collaboration with non-profit partners, the White Sox invited local families impacted by pediatric cancer to participate in special activities before and during the day’s game.

CIBC Fourth Quarter 2025 News Release	3

Fourth quarter financial highlights
			As at or for the three months ended		As at or for the twelve months ended
	Unaudited	2025 Oct. 31	2025 Jul. 31	2024 Oct. 31	2025 Oct. 31	2024 Oct. 31
	Financial results ($ millions)
	Net interest income	$4,132	$4,048	$3,633	$15,769	$13,695
	Non-interest income	3,444	3,206	2,984	13,364	11,911
	Total revenue	7,576	7,254	6,617	29,133	25,606
	Provision for credit losses	605	559	419	2,342	2,001
	Non-interest expenses	4,179	3,976	3,791	15,852	14,439
	Income before income taxes	2,792	2,719	2,407	10,939	9,166
	Income taxes	612	623	525	2,485	2,012
	Net income	$2,180	$2,096	$1,882	$8,454	$7,154
	Net income attributable to non-controlling interests	6	2	8	25	39
	Preferred shareholders and other equity instrument holders	116	82	72	364	263
	Common shareholders	2,058	2,012	1,802	8,065	6,852
	Net income attributable to equity shareholders	$2,174	$2,094	$1,874	$8,429	$7,115
	Financial measures
	Reported efficiency ratio (1)	55.2%	54.8%	57.3%	54.4%	56.4%
	Reported operating leverage (1)	4.2%	1.9%	3.0%	4.0%	9.1%
	Loan loss ratio (1)	0.34%	0.33%	0.30%	0.33%	0.32%
	Reported return on common shareholders’ equity (1)(2)	14.1%	14.2%	13.3%	14.3%	13.4%
	Net interest margin (1)	1.47%	1.46%	1.40%	1.43%	1.36%
	Net interest margin on average interest-earning assets (1)(3)	1.59%	1.58%	1.50%	1.55%	1.47%
	Return on average assets (1)(3)	0.77%	0.75%	0.72%	0.77%	0.71%
	Return on average interest-earning assets (1)(3)	0.84%	0.82%	0.78%	0.83%	0.77%
	Reported effective tax rate	21.9%	22.9%	21.8%	22.7%	21.9%
Common share information
Per share ($)	- basic earnings	$2.21	$2.16	$1.91	$8.62	$7.29
	- reported diluted earnings	2.20	2.15	1.90	8.57	7.28
	- dividends	0.97	0.97	0.90	3.88	3.60
	- book value (1)	62.33	60.18	57.08	62.33	57.08
Closing share price ($)		116.21	99.03	87.11	116.21	87.11
Shares outstanding (thousands)	- weighted-average basic	928,805	932,258	944,283	935,374	939,352
	- weighted-average diluted	935,115	937,518	948,609	940,675	941,712
	- end of period	926,614	929,451	942,295	926,614	942,295
Market capitalization ($ millions)		$107,682	$92,044	$82,083	$107,682	$82,083
	Value measures
	Total shareholder return	18.38%	15.05%	23.33%	39.05%	87.56%
	Dividend yield (based on closing share price)	3.3%	3.9%	4.1%	3.3%	4.1%
	Reported dividend payout ratio (1)	43.8%	44.9%	47.2%	45.0%	49.4%
	Market value to book value ratio	1.86	1.65	1.53	1.86	1.53
	Selected financial measures – adjusted (4)
	Adjusted efficiency ratio	55.0%	54.7%	57.2%	54.3%	55.8%
	Adjusted operating leverage	4.3%	1.7%	1.8%	3.1%	1.2%
	Adjusted return on common shareholders’ equity (2)	14.1%	14.2%	13.4%	14.4%	13.7%
	Adjusted effective tax rate	22.0%	22.9%	21.8%	22.7%	22.0%
	Adjusted diluted earnings per share ($)	$2.21	$2.16	$1.91	$8.61	$7.40
	Adjusted dividend payout ratio	43.6%	44.7%	47.0%	44.8%	48.5%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$327,238	$330,184	$302,409	$327,238	$302,409
	Loans and acceptances, net of allowance for credit losses	589,504	581,644	558,292	589,504	558,292
	Total assets	1,116,938	1,102,255	1,041,985	1,116,938	1,041,985
	Deposits	808,124	792,672	764,857	808,124	764,857
	Common shareholders’ equity (1)	57,760	55,930	53,789	57,760	53,789
	Average assets (3)	1,118,611	1,103,447	1,035,847	1,104,285	1,005,133
	Average interest-earning assets (1)(3)	1,029,235	1,015,107	961,151	1,015,644	929,604
	Average common shareholders’ equity (1)(3)	57,896	56,289	53,763	56,321	51,025
	Assets under administration (AUA) (1)(5)(6)	3,998,199	3,965,501	3,600,069	3,998,199	3,600,069
	Assets under management (AUM) (1)(6)	430,982	402,901	383,264	430,982	383,264
	Balance sheet quality and liquidity measures (7)
	Risk-weighted assets (RWA) ($ millions)	$357,803	$347,712	$333,502	$357,803	$333,502
	CET1 ratio	13.3%	13.4%	13.3%	13.3%	13.3%
	Tier 1 capital ratio	15.1%	15.3%	14.8%	15.1%	14.8%
	Total capital ratio	17.4%	17.6%	17.0%	17.4%	17.0%
	Leverage ratio	4.3%	4.3%	4.3%	4.3%	4.3%
	Total loss absorbing capacity (TLAC) ratio	31.9%	32.9%	30.3%	31.9%	30.3%
	TLAC leverage ratio	9.0%	9.2%	8.7%	9.0%	8.7%
	LCR (8)	132%	127%	129%	n/a	n/a
	Net stable funding ratio (NSFR)	116%	115%	115%	116%	115%
	Other information
	Full-time equivalent employees	49,824	49,761	48,525	49,824	48,525
(1)

Certain additional disclosures on the composition of these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our 2025 Annual Report, available on SEDAR+ at www.sedarplus.com.

(2)	Annualized.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)

Adjusted measures are non-GAAP measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

(5)

Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $3,117.4 billion (July 31, 2025: $3,130.1 billion; October 31, 2024: $2,814.6 billion).

(6)	AUM amounts are included in the amounts reported under AUA.
(7)

RWA and our capital ratios are calculated pursuant to OSFI’s CAR Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and the LCR and NSFR are calculated pursuant to OSFI’s LAR Guideline, all of which are based on BCBS standards. For additional information, see the “Capital management” and “Liquidity risk” sections of our 2025 Annual Report available on SEDAR+ at www.sedarplus.com.

(8)	Average for the three months ended for each respective period.
n/a	Not applicable.

CIBC Fourth Quarter 2025 News Release	4

Review of Canadian Personal and Business Banking fourth quarter results
$ millions, for the three months ended	2025 Oct. 31	2025 Jul. 31	2024 Oct. 31 (1)
Revenue	$3,188	$3,061	$2,842
Provision for (reversal of) credit losses
Impaired	340	361	292
Performing	163	83	(12)
Total provision for credit losses	503	444	280
Non-interest expenses	1,612	1,517	1,463
Income before income taxes	1,073	1,100	1,099
Income taxes	277	288	307
Net income	$796	$812	$792
Net income attributable to:
Equity shareholders	$796	$812	$792
Total revenue
Net interest income	$2,572	$2,459	$2,239
Non-interest income (2)	616	602	603
	$3,188	$3,061	$2,842
Net interest margin on average interest-earning assets (3)	3.02%	2.91%	2.69%
Efficiency ratio	50.6%	49.6%	51.5%
Operating leverage	2.0%	7.3%	3.0%
Return on equity (4)	25.3%	25.9%	26.0%
Average allocated common equity (4)	$12,473	$12,458	$12,142
Full-time equivalent employees	13,827	13,800	13,757

Net income for the quarter was $796 million, up $4 million from the fourth quarter of 2024, due to higher revenue, partially offset by a higher provision for credit losses and higher expenses. Adjusted pre-provision, pre-tax earnings(4) were $1,583 million, up $198 million from the fourth quarter of 2024.

Revenue of $3,188 million was up $346 million from the fourth quarter of 2024, primarily due to higher net interest income, mainly from higher margins and volume growth.

Net interest margin on average interest-earning assets was up 33 basis points, mainly due to higher deposit and loan margins, and a favourable business mix.

Provision for credit losses of $503 million was up $223 million from the fourth quarter of 2024, due to a higher provision for credit losses on both performing and impaired loans.

Non-interest expenses of $1,612 million were up $149 million from the fourth quarter of 2024, mainly due to higher spending on technology and other strategic initiatives, and higher employee compensation.

(1)	Certain prior year information has been restated. For additional information, see the “External reporting changes” section of our 2025 Annual Report, available on SEDAR+ at www.sedarplus.com.
(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)

Certain additional disclosures on the composition of these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our 2025 Annual Report, available on SEDAR+ at www.sedarplus.com.

(4)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2025 News Release	5

Review of Canadian Commercial Banking and Wealth Management fourth quarter results

$ millions, for the three months ended	2025 Oct. 31	2025 Jul. 31	2024 Oct. 31 (1)
Revenue
Commercial banking	$694	$679	$637
Wealth management	1,142	1,044	965
Total revenue	1,836	1,723	1,602
Provision for (reversal of) credit losses
Impaired	40	25	19
Performing	12	(4)	5
Total provision for credit losses	52	21	24
Non-interest expenses	957	879	823
Income before income taxes	827	823	755
Income taxes	224	225	204
Net income	$603	$598	$551
Net income attributable to:
Equity shareholders	$603	$598	$551
Total revenue
Net interest income	$784	$751	$676
Non-interest income (2)	1,052	972	926
	$1,836	$1,723	$1,602
Net interest margin on average interest-earning assets (3)	2.96%	2.89%	2.80%
Efficiency ratio	52.2%	51.0%	51.4%
Operating leverage	(1.8)%	2.2%	(3.9)%
Return on equity (4)	23.6%	23.8%	22.7%
Average allocated common equity (4)	$10,116	$9,977	$9,632
Full-time equivalent employees	6,190	6,155	5,879

Net income for the quarter was $603 million, up $52 million from the fourth quarter of 2024, due to higher revenue, partially offset by higher expenses and a higher provision for credit losses. Adjusted pre-provision, pre-tax earnings(4) were $879 million, up $100 million from the fourth quarter of 2024.

Revenue of $1,836 million was up $234 million from the fourth quarter of 2024, driven mainly by higher fee-based revenue from higher AUA and AUM balances as a result of market appreciation, higher commission revenue from increased client activity, and higher net interest income in wealth management. Revenue in commercial banking was higher compared to the prior year, mainly due to volume growth and favourable margins.

Net interest margin on average interest-earning assets was up 16 basis points, primarily due to favourable economic rates and volume growth in deposits.

Provision for credit losses of $52 million was up $28 million from the fourth quarter of 2024, due to higher provisions on both performing and impaired loans.

Non-interest expenses of $957 million were up $134 million from the fourth quarter of 2024, primarily due to higher performance-based and other employee-related compensation, and higher spending on technology and other strategic initiatives.

(1)	Certain prior year information has been restated. For additional information, see the “External reporting changes” section of our 2025 Annual Report, available on SEDAR+ at www.sedarplus.com.
(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)

Certain additional disclosures on the composition of these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our 2025 Annual Report, available on SEDAR+ at www.sedarplus.com.

(4)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2025 News Release	6

Review of U.S. Commercial Banking and Wealth Management fourth quarter results in Canadian dollars

$ millions, for the three months ended	2025 Oct. 31	2025 Jul. 31	2024 Oct. 31(1)
Revenue
Commercial banking	$564	$554	$513
Wealth management	246	236	220
Total revenue	810	790	733
Provision for (reversal of) credit losses
Impaired	40	57	84
Performing	(73)	(40)	(1)
Total provision for (reversal of) credit losses	(33)	17	83
Non-interest expenses	500	450	415
Income before income taxes	343	323	235
Income taxes	68	69	35
Net income	$275	$254	$200
Net income attributable to:
Equity shareholders	$275	$254	$200
Total revenue
Net interest income	$559	$548	$506
Non-interest income	251	242	227
	$810	$790	$733
Net interest margin on average interest-earning assets (2)	3.84%	3.78%	3.63%
Efficiency ratio	61.8%	57.0%	56.7%
Return on equity (3)	9.7%	9.0%	7.3%
Average allocated common equity (3)	$11,200	$11,200	$10,896
Full-time equivalent employees	3,189	3,196	3,005

Review of U.S. Commercial Banking and Wealth Management fourth quarter results in U.S. dollars

$ millions, for the three months ended	2025 Oct. 31	2025 Jul. 31	2024 Oct. 31(1)
Revenue
Commercial banking	$406	$404	$377
Wealth management	178	172	161
Total revenue	584	576	538
Provision for (reversal of) credit losses
Impaired	29	42	61
Performing	(53)	(28)	-
Total provision for (reversal of) credit losses	(24)	14	61
Non-interest expenses	360	327	304
Income before income taxes	248	235	173
Income taxes	49	49	26
Net income	$199	$186	$147
Net income attributable to:
Equity shareholders	$199	$186	$147
Total revenue
Net interest income	$403	$399	$371
Non-interest income	181	177	167
	$584	$576	$538
Operating leverage	(9.8)%	0.9%	1.6%

Net income for the quarter was $275 million (US$199 million), up $75 million (up US$52 million) from the fourth quarter of 2024, due to higher revenue and a reversal of credit losses, partially offset by higher expenses. Adjusted pre-provision, pre-tax earnings(3) were $314 million (US$227 million), down $7 million (down US$9 million) from the fourth quarter of 2024.

Revenue of US$584 million was up US$46 million from the fourth quarter of 2024, primarily due to higher deposit and loan volumes, higher deposit margins, and higher asset management fees from higher average AUM balances, partially offset by lower loan margins.

Net interest margin on average interest-earning assets was up 21 basis points primarily due to favourable business mix and higher deposit margins, partially offset by lower loan margins.

Reversal of credit losses of US$24 million in the current quarter compared with a provision for credit losses of US$61 million in the same quarter last year, due to a performing provision release in the current quarter and lower impaired provisions.

Non-interest expenses of US$360 million were up US$56 million from the fourth quarter of 2024, primarily due to higher employee compensation, branch closure expenses and higher spending on strategic initiatives.

(1)	Certain prior year information has been restated. For additional information, see the “External reporting changes” section of our 2025 Annual Report, available on SEDAR+ at www.sedarplus.com.
(2)

Certain additional disclosures on the composition of these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our 2025 Annual Report, available on SEDAR+ at www.sedarplus.com.

(3)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2025 News Release	7

Review of Capital Markets fourth quarter results

$ millions, for the three months ended	2025 Oct. 31	2025 Jul. 31	2024 Oct. 31(1)
Revenue
Global markets	$911	$930	$717
Corporate and investment banking	612	576	438
Total revenue	1,523	1,506	1,155
Provision for credit losses
Impaired	71	37	21
Performing	6	39	10
Total provision for credit losses	77	76	31
Non-interest expenses	710	721	652
Income before income taxes	736	709	472
Income taxes	188	169	126
Net income	$548	$540	$346
Net income attributable to:
Equity shareholders	$548	$540	$346
Efficiency ratio	46.6%	47.9%	56.5%
Operating leverage	23.0%	27.3%	3.9%
Return on equity (2)	20.1%	20.7%	14.9%
Average allocated common equity (2)	$10,828	$10,349	$9,281
Full-time equivalent employees	2,011	2,034	1,858

Net income for the quarter was $548 million, up $202 million from the fourth quarter of 2024, due to higher revenue, partially offset by higher expenses and a higher provision for credit losses. Adjusted pre-provision, pre-tax earnings(2) were up $310 million or 62% from the fourth quarter of 2024.

Revenue of $1,523 million was up $368 million from the fourth quarter of 2024. In global markets, revenue increased due to higher equity trading, financing, fixed income, and commodities trading revenue. In corporate and investment banking, higher corporate banking revenue and higher debt underwriting and advisory activity were partially offset by lower equity underwriting activity.

Provision for credit losses of $77 million was up $46 million from the fourth quarter of 2024, due to a higher provision on impaired loans.

Non-interest expenses of $710 million were up $58 million from the fourth quarter of 2024, primarily due to higher spend on technology and other strategic initiatives, and higher employee-related compensation, partially offset by lower performance-based compensation.

Review of Corporate and Other fourth quarter results

$ millions, for the three months ended	2025 Oct. 31	2025 Jul. 31	2024 Oct. 31
Revenue
International banking	$242	$163	$239
Other	(23)	11	46
Total revenue	219	174	285
Provision for credit losses
Impaired	6	1	1
Performing	-	-	-
Total provision for credit losses	6	1	1
Non-interest expenses	400	409	438
Loss before income taxes	(187)	(236)	(154)
Income taxes	(145)	(128)	(147)
Net loss	$(42)	$(108)	$(7)
Net income (loss) attributable to:
Non-controlling interests	$6	$2	$8
Equity shareholders	(48)	(110)	(15)
Full-time equivalent employees (3)	24,607	24,576	24,026

Net loss for the quarter was $42 million, compared with a net loss of $7 million for the fourth quarter of 2024, due to lower revenue, partially offset by lower expenses. Adjusted pre-provision, pre-tax losses(2) were up $28 million or 18% from the fourth quarter of 2024.

Revenue was down $66 million from the fourth quarter of 2024, due to lower treasury revenue, partially offset by higher revenue from strategic investments.

The current quarter included a provision for credit losses of $6 million, while the fourth quarter of 2024 included a provision for credit losses of $1 million.

Non-interest expenses of $400 million were down $38 million from the fourth quarter of 2024, primarily due to lower corporate costs.

Income tax benefit was down $2 million from the fourth quarter of 2024.

(1)	Certain prior year information has been restated. For additional information, see the “External reporting changes” section of our 2025 Annual Report, available on SEDAR+ at www.sedarplus.com.
(2)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.
(3)

Includes full-time equivalent employees for which the expenses are allocated to the business lines within the SBUs. The majority of the full-time equivalent employees for functional and support costs of CIBC Bank USA are included in the U.S. Commercial Banking and Wealth Management SBU.

CIBC Fourth Quarter 2025 News Release	8

Consolidated balance sheet

$ millions, as at October 31	2025	2024

ASSETS

Cash and non-interest-bearing deposits with banks	$12,379	$8,565

Interest-bearing deposits with banks	31,624	39,499

Securities	283,235	254,345

Cash collateral on securities borrowed	21,697	17,028

Securities purchased under resale agreements	86,695	83,721

Loans

Residential mortgages	287,033	280,672

Personal	47,866	46,681

Credit card	21,581	20,551

Business and government (1)	237,416	214,305

Allowance for credit losses	(4,392)	(3,917)

	589,504	558,292

Other

Derivative instruments	38,352	36,435

Property and equipment	3,443	3,359

Goodwill	5,475	5,443

Software and other intangible assets	2,894	2,830

Investments in equity-accounted associates and joint ventures	808	785

Deferred tax assets	1,027	821

Other assets	39,805	30,862

	91,804	80,535

Total assets	$1,116,938	$1,041,985
LIABILITIES AND EQUITY
Deposits
Personal	$258,139	$252,894
Business and government	457,284	435,499
Bank	26,723	20,009
Secured borrowings	65,978	56,455
	808,124	764,857
Obligations related to securities sold short	24,244	21,642
Cash collateral on securities lent	6,031	7,997
Obligations related to securities sold under repurchase agreements	130,042	110,153
Other
Derivative instruments	41,411	40,654
Deferred tax liabilities	47	49

Other liabilities (1)	34,807	30,161
	76,265	70,864
Subordinated indebtedness	7,819	7,465
Total liabilities	1,052,525	982,978
Equity
Preferred shares and other equity instruments	6,369	4,946
Common shares	16,845	17,011
Contributed surplus	226	159
Retained earnings	36,471	33,471
Accumulated other comprehensive income (AOCI)	4,218	3,148
Total shareholders’ equity	64,129	58,735
Non-controlling interests	284	272
Total equity	64,413	59,007
Total liabilities and equity	$1,116,938	$1,041,985

(1)

Includes customers’ liability under acceptances of $10 million (2024: $6 million) in business and government loans and acceptances of $10 million (2024: $6 million) in other liabilities. Prior period amounts have been revised to conform to the presentation adopted in the first quarter of 2025.

CIBC Fourth Quarter 2025 News Release	9

Consolidated statement of income

	For the three			For the twelve
	months ended			months ended
	2025	2025	2024	2025	2024
$ millions, except as noted	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31
Interest income (1)
Loans	$8,117	$7,976	$8,668	$32,074	$33,925
Securities	2,215	2,260	2,393	9,045	9,560
Securities borrowed or purchased under resale agreements	1,222	1,307	1,441	5,260	5,811
Deposits with banks and other	540	546	729	2,382	2,889
	12,094	12,089	13,231	48,761	52,185
Interest expense
Deposits	6,004	6,090	7,476	25,110	30,476
Securities sold short	141	135	163	565	625
Securities lent or sold under repurchase agreements	1,624	1,619	1,719	6,521	6,334
Subordinated indebtedness	93	106	120	407	510
Other	100	91	120	389	545
	7,962	8,041	9,598	32,992	38,490
Net interest income	4,132	4,048	3,633	15,769	13,695
Non-interest income
Underwriting and advisory fees	245	291	182	915	707
Deposit and payment fees	252	257	250	996	958
Credit fees	269	253	217	1,015	1,218
Card fees	95	105	105	402	414
Investment management and custodial fees	595	555	526	2,241	1,980
Mutual fund fees	520	493	465	2,019	1,796
Income from insurance activities, net	81	71	85	317	356
Commissions on securities transactions	160	132	129	554	431
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	1,005	859	827	4,022	3,226
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	(11)	(25)	(6)	(14)	43
Foreign exchange other than trading	86	99	93	369	386
Income from equity-accounted associates and joint ventures	26	29	18	117	79
Other	121	87	93	411	317
	3,444	3,206	2,984	13,364	11,911
Total revenue	7,576	7,254	6,617	29,133	25,606
Provision for credit losses	605	559	419	2,342	2,001
Non-interest expenses
Employee compensation and benefits	2,357	2,377	2,207	9,266	8,261
Occupancy costs	240	204	208	847	830
Computer, software and office equipment	827	732	723	2,946	2,719
Communications	96	99	89	395	362
Advertising and business development	121	97	103	398	344
Professional fees	88	68	74	284	257
Business and capital taxes	31	30	34	124	128
Other	419	369	353	1,592	1,538
	4,179	3,976	3,791	15,852	14,439
Income before income taxes	2,792	2,719	2,407	10,939	9,166
Income taxes	612	623	525	2,485	2,012
Net income	$2,180	$2,096	$1,882	$8,454	$7,154
Net income attributable to non-controlling interests	$6	$2	$8	$25	$39
Preferred shareholders and other equity instrument holders	$116	$82	$72	$364	$263
Common shareholders	2,058	2,012	1,802	8,065	6,852
Net income attributable to equity shareholders	$2,174	$2,094	$1,874	$8,429	$7,115
Earnings per share (in dollars)
Basic	$2.21	$2.16	$1.91	$8.62	$7.29
Diluted	2.20	2.15	1.90	8.57	7.28
Dividends per common share (in dollars)	0.97	0.97	0.90	3.88	3.60

(1)	Interest income included $11.1 billion for the quarter ended October 31, 2025 (July 31, 2025: $11.0 billion; October 31, 2024: $12.2 billion) calculated based on the effective interest rate method.

CIBC Fourth Quarter 2025 News Release	10

Consolidated statement of comprehensive income

	For the three			For the twelve
	months ended			months ended
	2025	2025	2024	2025	2024
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31
Net income	$2,180	$2,096	$1,882	$8,454	$7,154
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	713	295	479	400	281
Net gains (losses) on hedges of investments in foreign operations	(476)	(215)	(339)	(365)	(267)
	237	80	140	35	14
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	116	159	(56)	368	127
Net (gains) losses reclassified to net income	5	(4)	5	(14)	(27)
	121	155	(51)	354	100
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	964	(343)	581	1,419	2,348
Net (gains) losses reclassified to net income	(497)	(202)	(331)	(928)	(813)
	467	(545)	250	491	1,535
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	183	53	143	208	250
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	(22)	(167)	(19)	(34)	(216)
Net gains (losses) on equity securities designated at FVOCI	(1)	4	(1)	18	(13)
	160	(110)	123	192	21

Total other comprehensive income (loss) (1)	985	(420)	462	1,072	1,670
Comprehensive income	$3,165	$1,676	$2,344	$9,526	$8,824
Comprehensive income attributable to non-controlling interests	$6	$2	$8	$25	$39
Preferred shareholders and other equity instrument holders	$116	$82	$72	$364	$263
Common shareholders	3,043	1,592	2,264	9,137	8,522
Comprehensive income attributable to equity shareholders	$3,159	$1,674	$2,336	$9,501	$8,785

(1)  Includes $16 million of gains for the quarter ended October 31, 2025 (July 31, 2025: $10 million of gains; October 31, 2024: $45 million of gains), relating to our investments in equity-accounted associates and joint ventures.

	For the three			For the twelve
	months ended			months ended
	2025	2025	2024	2025	2024
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(23)	$(5)	$(12)	$(12)	$(5)
Net gains (losses) on hedges of investments in foreign operations	9	(13)	13	(68)	-
	(14)	(18)	1	(80)	(5)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(29)	(51)	13	(74)	(12)
Net (gains) losses reclassified to net income	(1)	1	(2)	5	10
	(30)	(50)	11	(69)	(2)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(371)	132	(223)	(546)	(903)
Net (gains) losses reclassified to net income	191	78	127	357	313
	(180)	210	(96)	(189)	(590)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(55)	(22)	(28)	(66)	(68)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	9	64	8	13	83
Net gains (losses) on equity securities designated at FVOCI	1	(1)	-	(6)	4
	(45)	41	(20)	(59)	19

Total income tax (expense) benefit allocated to each component of OCI	$(269)	$183	$(104)	$(397)	$(578)

CIBC Fourth Quarter 2025 News Release	11

Consolidated statement of changes in equity

	For the three			For the twelve
	months ended			months ended
	2025	2025	2024	2025	2024
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31
Preferred shares and other equity instruments
Balance at beginning of period	$6,669	$5,942	$4,949	$4,946	$4,925
Issue of preferred shares and limited recourse capital notes (LRCNs)	450	1,027	-	2,770	1,000
Redemption of preferred shares and LRCNs	(750)	(300)	-	(1,350)	(975)
Treasury shares	-	-	(3)	3	(4)
Balance at end of period	$6,369	$6,669	$4,946	$6,369	$4,946
Common shares
Balance at beginning of period	$16,867	$16,929	$16,919	$17,011	$16,082
Issue of common shares	36	46	182	168	1,019
Purchase of common shares for cancellation	(63)	(100)	(90)	(335)	(90)
Treasury shares	5	(8)	-	1	-
Balance at end of period	$16,845	$16,867	$17,011	$16,845	$17,011
Contributed surplus
Balance at beginning of period	$175	$156	$128	$159	$109
Compensation expense arising from equity-settled share-based awards	9	3	7	20	16
Exercise of stock options and settlement of other equity-settled share-based awards	(1)	(3)	(5)	(10)	(9)
Other (1)	43	19	29	57	43
Balance at end of period	$226	$175	$159	$226	$159
Retained earnings
Balance at beginning of period	$35,655	$34,984	$32,844	$33,471	$30,352
Net income attributable to equity shareholders	2,174	2,094	1,874	8,429	7,115
Dividends and distributions
Preferred and other equity instruments	(116)	(82)	(72)	(364)	(263)
Common	(901)	(904)	(850)	(3,629)	(3,382)
Premium on purchase of common shares for cancellation	(330)	(428)	(329)	(1,396)	(329)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	-	2	3	2	(15)
Other	(11)	(11)	1	(42)	(7)
Balance at end of period	$36,471	$35,655	$33,471	$36,471	$33,471
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$1,974	$1,894	$2,036	$2,176	$2,162
Net change in foreign currency translation adjustments	237	80	140	35	14
Balance at end of period	$2,211	$1,974	$2,176	$2,211	$2,176
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$(74)	$(229)	$(256)	$(307)	$(407)
Net change in securities measured at FVOCI	121	155	(51)	354	100
Balance at end of period	$47	$(74)	$(307)	$47	$(307)
Net gains (losses) on cash flow hedges
Balance at beginning of period	$533	$1,078	$259	$509	$(1,026)
Net change in cash flow hedges	467	(545)	250	491	1,535
Balance at end of period	$1,000	$533	$509	$1,000	$509
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$867	$814	$699	$842	$592
Net change in post-employment defined benefit plans	183	53	143	208	250
Balance at end of period	$1,050	$867	$842	$1,050	$842
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(100)	$67	$(69)	$(88)	$128
Net change attributable to changes in credit risk	(22)	(167)	(19)	(34)	(216)
Balance at end of period	$(122)	$(100)	$(88)	$(122)	$(88)
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$33	$31	$20	$16	$14
Net gains (losses) on equity securities designated at FVOCI	(1)	4	(1)	18	(13)
Realized gains (losses) on equity securities designated at FVOCI reclassified to retained earnings	-	(2)	(3)	(2)	15
Balance at end of period	$32	$33	$16	$32	$16
Total AOCI, net of income tax	$4,218	$3,233	$3,148	$4,218	$3,148
Non-controlling interests
Balance at beginning of period	$277	$280	$254	$272	$232
Net income attributable to non-controlling interests	6	2	8	25	39
Dividends	(2)	(3)	(2)	(9)	(8)
Other	3	(2)	12	(4)	9
Balance at end of period	$284	$277	$272	$284	$272
Equity at end of period	$64,413	$62,876	$59,007	$64,413	$59,007

(1)	Includes the portion of the estimated tax benefit related to employee stock options that is incremental to the amount recognized in the interim consolidated statement of income.

CIBC Fourth Quarter 2025 News Release	12

Consolidated statement of cash flows

	For the three			For the twelve
	months ended			months ended
	2025	2025	2024	2025	2024
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31
Cash flows provided by (used in) operating activities
Net income	$2,180	$2,096	$1,882	$8,454	$7,154
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	605	559	419	2,342	2,001
Amortization and impairment (1)	324	287	289	1,178	1,170
Stock options and restricted shares expense	9	3	7	20	16
Deferred income taxes	(121)	(150)	(203)	(257)	(244)
Losses (gains) from debt securities measured at FVOCI and amortized cost	11	25	6	14	(43)
Net losses (gains) on disposal of land, buildings and equipment	-	-	(1)	(2)	(1)
Other non-cash items, net	(262)	457	(258)	(16)	(1,822)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	4,462	(511)	(3,334)	7,875	(4,597)
Loans, net of repayments	(8,476)	(10,756)	(8,255)	(33,381)	(28,930)
Deposits, net of withdrawals	13,145	5,718	20,126	37,183	34,467
Obligations related to securities sold short	3,417	734	(2,398)	2,602	2,976
Accrued interest receivable	(372)	327	(226)	44	(711)
Accrued interest payable	20	(292)	(180)	(983)	452
Derivative assets	(3,769)	3,907	(6,188)	(1,921)	(3,240)
Derivative liabilities	4,636	(7,402)	4,664	328	(813)
Securities measured at FVTPL	(6,767)	(6,309)	127	(22,817)	(23,319)
Other assets and liabilities measured/designated at FVTPL	1,893	2,703	290	5,090	3,431
Current income taxes	-	(250)	(174)	(489)	(257)
Cash collateral on securities lent	727	(1,411)	(518)	(1,966)	(84)
Obligations related to securities sold under repurchase agreements	(15,617)	12,380	(5,215)	19,889	23,035
Cash collateral on securities borrowed	(7)	(2,745)	(533)	(4,669)	(2,377)
Securities purchased under resale agreements	(485)	5,051	(4,400)	(2,974)	(3,537)
Other, net	155	1,440	3,230	(1,706)	6,361
Net cash flows provided by (used in) operating activities	(4,292)	5,861	(843)	13,838	11,088
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	-	-	-	1,250	2,250
Redemption/repurchase/maturity of subordinated indebtedness	-	(1,000)	-	(1,069)	(1,536)
Issue of preferred shares and LRCNs, net of issuance cost	446	1,024	-	2,757	996
Redemption of preferred shares and LRCNs	(750)	(300)	-	(1,350)	(975)
Issue of common shares for cash	35	43	131	158	312
Purchase of common shares for cancellation	(393)	(528)	(419)	(1,731)	(419)
Net sale (purchase) of treasury shares	5	(8)	(3)	4	(4)
Dividends and distributions paid	(1,017)	(986)	(876)	(3,993)	(2,947)
Repayment of lease liabilities	(74)	(77)	(80)	(309)	(287)
Other, net	(7)	(8)	-	(29)	-
Net cash flows provided by (used in) financing activities	(1,755)	(1,840)	(1,247)	(4,312)	(2,610)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(30,301)	(26,677)	(16,320)	(98,369)	(76,528)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	12,275	13,745	8,299	46,299	29,761
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	17,696	14,255	7,351	47,404	27,105
Net sale (purchase) of property, equipment, software and other intangible assets	(388)	(282)	(393)	(1,109)	(1,089)
Net cash flows provided by (used in) investing activities	(718)	1,041	(1,063)	(5,775)	(20,751)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	43	28	34	63	22
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	(6,722)	5,090	(3,119)	3,814	(12,251)
Cash and non-interest-bearing deposits with banks at beginning of period	19,101	14,011	11,684	8,565	20,816
Cash and non-interest-bearing deposits with banks at end of period (2)	$12,379	$19,101	$8,565	$12,379	$8,565
Cash interest paid	$7,942	$8,333	$9,777	$33,975	$38,038
Cash interest received	11,288	11,929	12,578	46,993	49,761
Cash dividends received	434	487	427	1,812	1,713
Cash income taxes paid	734	1,022	903	3,231	2,513

(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted cash of $579 million (July 31, 2025: $550 million; October 31, 2024: $466 million) and interest-bearing demand deposits with Bank of Canada.

CIBC Fourth Quarter 2025 News Release	13

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes, adjusted net income and adjusted pre-provision, pre-tax earnings, remove items of note from reported results to calculate our adjusted results. Adjusted measures represent non-GAAP measures. Non-GAAP ratios include an adjusted measure as one or more of their components. Non-GAAP ratios include adjusted diluted EPS, adjusted efficiency ratio, adjusted operating leverage, adjusted dividend payout ratio, adjusted return on common shareholders’ equity and adjusted effective tax rate.

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP measures” section of our 2025 Annual Report available on SEDAR+ at www.sedarplus.com.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended October 31, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$ 3,188	$ 1,836	$ 810	$ 1,523	$ 219	$ 7,576	$ 584
Provision for (reversal of) credit losses	503	52	(33)	77	6	605	(24)
Non-interest expenses	1,612	957	500	710	400	4,179	360
Income (loss) before income taxes	1,073	827	343	736	(187)	2,792	248
Income taxes	277	224	68	188	(145)	612	49
Net income (loss)	796	603	275	548	(42)	2,180	199
Net income attributable to non-controlling interests	-	-	-	-	6	6	-
Preferred shareholders and other equity instrument holders	-	-	-	-	116	116	-
Common shareholders	796	603	275	548	(164)	2,058	199
Net income (loss) attributable to equity shareholders	796	603	275	548	(48)	2,174	199
Diluted EPS ($)						$ 2.20
Impact of items of note (1)
Non-interest expenses
Amortization and impairment of acquisition-related intangible assets	$ (7)	$ -	$ (4)	$ -	$ -	$ (11)	$ (3)
Impact of items of note on non-interest expenses	(7)	-	(4)	-	-	(11)	(3)
Total pre-tax impact of items of note on net income	7	-	4	-	-	11	3
Income taxes
Amortization and impairment of acquisition-related intangible assets	2	-	1	-	-	3	1
Impact of items of note on income taxes	2	-	1	-	-	3	1
Total after-tax impact of items of note on net income	$ 5	$ -	$ 3	$ -	$ -	$ 8	$ 2
Impact of items of note on diluted EPS ($) (2)						$ 0.01
Operating results – adjusted (3)
Total revenue – adjusted	$ 3,188	$ 1,836	$ 810	$ 1,523	$ 219	$ 7,576	$ 584
Provision for (reversal of) credit losses – adjusted	503	52	(33)	77	6	605	(24)
Non-interest expenses – adjusted	1,605	957	496	710	400	4,168	357
Income (loss) before income taxes – adjusted	1,080	827	347	736	(187)	2,803	251
Income taxes – adjusted	279	224	69	188	(145)	615	50
Net income (loss) – adjusted	801	603	278	548	(42)	2,188	201
Net income attributable to non-controlling interests – adjusted	-	-	-	-	6	6	-
Preferred shareholders and other equity instrument holders – adjusted	-	-	-	-	116	116	-
Common shareholders – adjusted	801	603	278	548	(164)	2,066	201
Net income (loss) attributable to equity shareholders – adjusted	801	603	278	548	(48)	2,182	201
Adjusted diluted EPS ($)						$ 2.21

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Includes the impact of rounding differences between diluted EPS and adjusted diluted EPS.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)	Certain prior year information has been restated. For additional information, see the “External reporting changes” section of our 2025 Annual Report, available on SEDAR+ at www.sedarplus.com.

CIBC Fourth Quarter 2025 News Release	14

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$3,061	$1,723	$790	$1,506	$174	$7,254	$576
Provision for credit losses	444	21	17	76	1	559	14
Non-interest expenses	1,517	879	450	721	409	3,976	327
Income (loss) before income taxes	1,100	823	323	709	(236)	2,719	235
Income taxes	288	225	69	169	(128)	623	49
Net income (loss)	812	598	254	540	(108)	2,096	186
Net income attributable to non-controlling interests	-	-	-	-	2	2	-
Preferred shareholders and other equity instrument holders	-	-	-	-	82	82	-
Common shareholders	812	598	254	540	(192)	2,012	186
Net income (loss) attributable to equity shareholders	812	598	254	540	(110)	2,094	186
Diluted EPS ($)						$2.15
Impact of items of note (1)
Non-interest expenses
Amortization and impairment of acquisition-related intangible assets	$(7)	$-	$(4)	$-	$-	$(11)	$(3)
Impact of items of note on non-interest expenses	(7)	-	(4)	-	-	(11)	(3)
Total pre-tax impact of items of note on net income	7	-	4	-	-	11	3
Income taxes
Amortization and impairment of acquisition-related intangible assets	2	-	1	-	-	3	1
Impact of items of note on income taxes	2	-	1	-	-	3	1
Total after-tax impact of items of note on net income	$5	$-	$3	$-	$-	$8	$2
Impact of items of note on diluted EPS ($) (2)						$0.01
Operating results – adjusted (3)
Total revenue – adjusted	$3,061	$1,723	$790	$1,506	$174	$7,254	$576
Provision for credit losses – adjusted	444	21	17	76	1	559	14
Non-interest expenses – adjusted	1,510	879	446	721	409	3,965	324
Income (loss) before income taxes – adjusted	1,107	823	327	709	(236)	2,730	238
Income taxes – adjusted	290	225	70	169	(128)	626	50
Net income (loss) – adjusted	817	598	257	540	(108)	2,104	188
Net income attributable to non-controlling interests – adjusted	-	-	-	-	2	2	-
Preferred shareholders and other equity instrument holders – adjusted	-	-	-	-	82	82	-
Common shareholders – adjusted	817	598	257	540	(192)	2,020	188
Net income (loss) attributable to equity shareholders – adjusted	817	598	257	540	(110)	2,102	188
Adjusted diluted EPS ($)						$2.16

See previous page for footnote references.

CIBC Fourth Quarter 2025 News Release	15

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended October 31, 2024 (4)	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,842	$1,602	$733	$1,155	$285	$6,617	$538
Provision for credit losses	280	24	83	31	1	419	61
Non-interest expenses	1,463	823	415	652	438	3,791	304
Income (loss) before income taxes	1,099	755	235	472	(154)	2,407	173
Income taxes	307	204	35	126	(147)	525	26
Net income (loss)	792	551	200	346	(7)	1,882	147
Net income attributable to non-controlling interests	-	-	-	-	8	8	-
Preferred shareholders and other equity instrument holders	-	-	-	-	72	72	-
Common shareholders	792	551	200	346	(87)	1,802	147
Net income (loss) attributable to equity shareholders	792	551	200	346	(15)	1,874	147
Diluted EPS ($)						$1.90
Impact of items of note (1)
Non-interest expenses
Amortization and impairment of acquisition-related intangible assets	$(6)	$-	$(6)	$-	$-	$(12)	$(4)
Reversal related to the special assessment imposed by the Federal Deposit Insurance Corporation (FDIC)	-	-	3	-	-	3	2
Impact of items of note on non-interest expenses	(6)	-	(3)	-	-	(9)	(2)
Total pre-tax impact of items of note on net income	6	-	3	-	-	9	2
Income taxes
Amortization and impairment of acquisition-related intangible assets	1	-	2	-	-	3	1
Reversal related to the special assessment imposed by the FDIC	-	-	(1)	-	-	(1)	(1)
Impact of items of note on income taxes	1	-	1	-	-	2	-
Total after-tax impact of items of note on net income	$5	$-	$2	$-	$-	$7	$2
Impact of items of note on diluted EPS ($) (2)						$0.01
Operating results – adjusted (3)
Total revenue – adjusted	$2,842	$1,602	$733	$1,155	$285	$6,617	$538
Provision for credit losses – adjusted	280	24	83	31	1	419	61
Non-interest expenses – adjusted	1,457	823	412	652	438	3,782	302
Income (loss) before income taxes – adjusted	1,105	755	238	472	(154)	2,416	175
Income taxes – adjusted	308	204	36	126	(147)	527	26
Net income (loss) – adjusted	797	551	202	346	(7)	1,889	149
Net income attributable to non-controlling interests – adjusted	-	-	-	-	8	8	-
Preferred shareholders and other equity instrument holders – adjusted	-	-	-	-	72	72	-
Common shareholders – adjusted	797	551	202	346	(87)	1,809	149
Net income (loss) attributable to equity shareholders – adjusted	797	551	202	346	(15)	1,881	149
Adjusted diluted EPS ($)						$1.91

See previous pages for footnote references.

CIBC Fourth Quarter 2025 News Release	16

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the twelve months ended October 31, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$12,031	$6,902	$3,216	$6,148	$836	$29,133	$2,293
Provision for credit losses	1,764	166	175	208	29	2,342	124
Non-interest expenses	6,067	3,522	1,861	2,855	1,547	15,852	1,326
Income (loss) before income taxes	4,200	3,214	1,180	3,085	(740)	10,939	843
Income taxes	1,093	873	222	812	(515)	2,485	158
Net income (loss)	3,107	2,341	958	2,273	(225)	8,454	685
Net income attributable to non-controlling interests	-	-	-	-	25	25	-
Preferred shareholders and other equity instrument holders	-	-	-	-	364	364	-
Common shareholders	3,107	2,341	958	2,273	(614)	8,065	685
Net income (loss) attributable to equity shareholders	3,107	2,341	958	2,273	(250)	8,429	685
Diluted EPS ($)						$8.57
Impact of items of note (1)
Non-interest expenses
Amortization and impairment of acquisition-related intangible assets	$(27)	$-	$(18)	$-	$-	$(45)	$(13)
Impact of items of note on non-interest expenses	(27)	-	(18)	-	-	(45)	(13)
Total pre-tax impact of items of note on net income	27	-	18	-	-	45	13
Income taxes
Amortization and impairment of acquisition-related intangible assets	7	-	5	-	-	12	4
Impact of items of note on income taxes	7	-	5	-	-	12	4
Total after-tax impact of items of note on net income	$20	$-	$13	$-	$-	$33	$9
Impact of items of note on diluted EPS ($) (2)						$0.04
Operating results – adjusted (3)
Total revenue – adjusted	$12,031	$6,902	$3,216	$6,148	$836	$29,133	$2,293
Provision for credit losses – adjusted	1,764	166	175	208	29	2,342	124
Non-interest expenses – adjusted	6,040	3,522	1,843	2,855	1,547	15,807	1,313
Income (loss) before income taxes – adjusted	4,227	3,214	1,198	3,085	(740)	10,984	856
Income taxes – adjusted	1,100	873	227	812	(515)	2,497	162
Net income (loss) – adjusted	3,127	2,341	971	2,273	(225)	8,487	694
Net income attributable to non-controlling interests – adjusted	-	-	-	-	25	25	-
Preferred shareholders and other equity instrument holders – adjusted	-	-	-	-	364	364	-
Common shareholders – adjusted	3,127	2,341	971	2,273	(614)	8,098	694
Net income (loss) attributable to equity shareholders – adjusted	3,127	2,341	971	2,273	(250)	8,462	694
Adjusted diluted EPS ($)						$8.61

See previous pages for footnote references.

CIBC Fourth Quarter 2025 News Release	17

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the twelve months ended October 31, 2024 (4)	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$10,942	$6,018	$2,820	$4,800	$1,026	$25,606	$2,074
Provision for credit losses	1,233	123	560	84	1	2,001	412
Non-interest expenses	5,706	3,066	1,718	2,479	1,470	14,439	1,263
Income (loss) before income taxes	4,003	2,829	542	2,237	(445)	9,166	399
Income taxes	1,098	766	42	608	(502)	2,012	31
Net income	2,905	2,063	500	1,629	57	7,154	368
Net income attributable to non-controlling interests	-	-	-	-	39	39	-
Preferred shareholders and other equity instrument holders	-	-	-	-	263	263	-
Common shareholders	2,905	2,063	500	1,629	(245)	6,852	368
Net income attributable to equity shareholders	2,905	2,063	500	1,629	18	7,115	368
Diluted EPS ($)						$7.28
Impact of items of note (1)
Non-interest expenses
Amortization and impairment of acquisition-related intangible assets	$(26)	$-	$(30)	$-	$-	$(56)	$(22)
Charge related to the special assessment imposed by the FDIC	-	-	(103)	-	-	(103)	(77)
Impact of items of note on non-interest expenses	(26)	-	(133)	-	-	(159)	(99)
Total pre-tax impact of items of note on net income	26	-	133	-	-	159	99
Income taxes
Amortization and impairment of acquisition-related intangible assets	7	-	8	-	-	15	6
Charge related to the special assessment imposed by the FDIC	-	-	26	-	-	26	19
Impact of items of note on income taxes	7	-	34	-	-	41	25
Total after-tax impact of items of note on net income	$19	$-	$99	$-	$-	$118	$74
Impact of items of note on diluted EPS ($) (2)						$0.12
Operating results – adjusted (3)
Total revenue – adjusted	$10,942	$6,018	$2,820	$4,800	$1,026	$25,606	$2,074
Provision for credit losses – adjusted	1,233	123	560	84	1	2,001	412
Non-interest expenses – adjusted	5,680	3,066	1,585	2,479	1,470	14,280	1,164
Income (loss) before income taxes – adjusted	4,029	2,829	675	2,237	(445)	9,325	498
Income taxes – adjusted	1,105	766	76	608	(502)	2,053	56
Net income – adjusted	2,924	2,063	599	1,629	57	7,272	442
Net income attributable to non-controlling interests – adjusted	-	-	-	-	39	39	-
Preferred shareholders and other equity instrument holders – adjusted	-	-	-	-	263	263	-
Common shareholders – adjusted	2,924	2,063	599	1,629	(245)	6,970	442
Net income attributable to equity shareholders – adjusted	2,924	2,063	599	1,629	18	7,233	442
Adjusted diluted EPS ($)						$7.40

See previous pages for footnote references.

CIBC Fourth Quarter 2025 News Release	18

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2025	Net income (loss)	$796	$603	$275	$548	$(42)	$2,180	$199
Oct. 31	Add: provision for (reversal of) credit losses	503	52	(33)	77	6	605	(24)
	Add: income taxes	277	224	68	188	(145)	612	49
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,576	879	310	813	(181)	3,397	224
	Pre-tax impact of items of note (2)	7	-	4	-	-	11	3
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,583	$879	$314	$813	$(181)	$3,408	$227
2025	Net income (loss)	$812	$598	$254	$540	$(108)	$2,096	$186
Jul. 31	Add: provision for credit losses	444	21	17	76	1	559	14
	Add: income taxes	288	225	69	169	(128)	623	49
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,544	844	340	785	(235)	3,278	249
	Pre-tax impact of items of note (2)	7	-	4	-	-	11	3
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,551	$844	$344	$785	$(235)	$3,289	$252
2024	Net income (loss)	$792	$551	$200	$346	$(7)	$1,882	$147
Oct. 31 (4)	Add: provision for credit losses	280	24	83	31	1	419	61
	Add: income taxes	307	204	35	126	(147)	525	26
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,379	779	318	503	(153)	2,826	234
	Pre-tax impact of items of note (2)	6	-	3	-	-	9	2
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,385	$779	$321	$503	$(153)	$2,835	$236

$ millions, for the twelve months ended
2025	Net income (loss)	$3,107	$2,341	$958	$2,273	$(225)	$8,454	$685
Oct. 31	Add: provision for credit losses	1,764	166	175	208	29	2,342	124
	Add: income taxes	1,093	873	222	812	(515)	2,485	158
	Pre-provision (reversal), pre-tax earnings (losses) (1)	5,964	3,380	1,355	3,293	(711)	13,281	967
	Pre-tax impact of items of note (2)	27	-	18	-	-	45	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$5,991	$3,380	$1,373	$3,293	$(711)	$13,326	$980
2024	Net income	$2,905	$2,063	$500	$1,629	$57	$7,154	$368
Oct. 31 (4)	Add: provision for credit losses	1,233	123	560	84	1	2,001	412
	Add: income taxes	1,098	766	42	608	(502)	2,012	31
	Pre-provision (reversal), pre-tax earnings (losses) (1)	5,236	2,952	1,102	2,321	(444)	11,167	811
	Pre-tax impact of items of note (2)	26	-	133	-	-	159	99
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$5,262	$2,952	$1,235	$2,321	$(444)	$11,326	$910

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)	Certain prior year information has been restated. For additional information, see the “External reporting changes” section of our 2025 Annual Report, available on SEDAR+ at www.sedarplus.com.

CIBC Fourth Quarter 2025 News Release	19

Basis of presentation

The interim consolidated financial information in this news release is prepared in accordance with IFRS and is unaudited whereas the annual consolidated financial information is derived from audited financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2025.

Conference Call/Webcast

The conference call will be held at 7:30 a.m. (ET) and is available in English (1-888-596-4144 or 1-647-932-3411, Passcode: 1140241#) and French (1-888-596-4144 or 1-438-802-6874, Passcode: 3212257#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/en/about-cibc/investor-relations/quarterly-results.html.

Details of CIBC’s 2025 fourth quarter and fiscal year results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (1-800-770-2030 or 1-647-362-9199, Passcode: 1140241#) and French (1-800-770-2030, Passcode: 3212257#) until 11:59 p.m. (ET) December 18, 2025. The audio webcast will be archived at www.cibc.com/en/about-cibc/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 15 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, SVP	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

The information below forms a part of this news release.

Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.

The Board of Directors of CIBC reviewed this news release prior to it being issued.

CIBC Fourth Quarter 2025 News Release	20

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance”, “Strong fundamentals”, and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2025 Annual Report under the heading “Economic and market environment – Outlook for calendar year 2026” and other statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to our sustainability ambitions and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2026 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Economic and market environment – Outlook for calendar year 2026” section of our 2025 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. Given the potential negative economic impacts tied to the actual and proposed U.S. imposition of tariffs on Canada and other countries and their countermeasures, the softening labour market and uncertain political conditions in the U.S., the continuing impact of hybrid work arrangements and high interest rates on the U.S. real estate sector, and the war in Ukraine and conflict in the Middle East on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: trade policies and tensions, including tariffs; inflationary pressures in the U.S.; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East; the impact of post-pandemic hybrid work arrangements; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters such as tariffs; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; the occurrence of public health emergencies and any related government policies and actions; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks, which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry, including through internet and mobile banking; technological change, including the use of data and artificial intelligence (AI) in our business; the heavy reliance on AI-related capital spending for U.S. growth and the uncertain employment impacts from its adoption; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG-related risks, including our ability to implement various sustainability-related initiatives internally and with our clients under expected time frames and our ability to scale our sustainable finance products and services; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2025 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

CIBC Fourth Quarter 2025 News Release	21